EXHIBIT 99.1

Equinox Gold Announces Results from Annual General Meeting

VANCOUVER, BC, May 4, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that Equinox Gold shareholders approved all matters voted on at the annual general meeting held earlier today including the election of management's nominees as directors, the appointment of KPMG LLP as the Company's independent auditor, acceptance of amendments to the Company's restricted share unit plan, and acceptance of the Company's approach to executive compensation ("Say on Pay"). Each of the matters voted on at the meeting are described in detail in the Company's Management Information Circular dated March 22, 2022, which is available on the Company's website at www.equinoxgold.com. A total of 173,005,971 common shares were represented at the meeting, being 57.16% of the Company's issued and outstanding common shares.

Election of Directors

Director Nominee	Votes For	Votes Withheld
Mr. Ross Beaty – Chairman	151,590,845 (99.68%)	487,303 (0.32%)
Ms. Maryse Bélanger	136,032,647 (89.45%)	16,045,501 (10.55%)
Mr. Lenard Boggio – Lead Director	130,650,609 (85.91%)	21,427,538 (14.09%)
Mr. François Bellemare	151,696,968 (99.75%)	381,179 (0.25%)
Mr. Gordon Campbell	149,547,904 (98.34%)	2,530,243 (1.66%)
Gen. Wesley Clark	151,021,829 (99.31%)	1,056,318 (0.69%)
Dr. Sally Eyre	142,020,769 (93.39%)	10,057,379 (6.61%)
Mr. Marshall Koval	135,756,762 (89.27%)	16,321,385 (10.73%)
Mr. Christian Milau	151,569,371 (99.67%)	508,775 (0.33%)

Appointment of Independent Auditor

Resolution	Votes For	Votes Withheld
Re-appointment of KPMG LLP as auditor of the Company for the ensuing year, and authorizing the Board to set the auditor's pay	172,333,430 (99.61%)	672,540 (0.39%)

Amendment of Company's Restricted Share Unit Plan

Resolution	Votes For	Votes Against
An amendment to the plan such that the maximum number of shares issuable upon the vesting of restricted share units granted under the Company's Restricted Share Unit Plan be increased from 7,000,000 to 12,400,000	147,128,529 (96.75%)	4,949,616 (3.25%)

Advisory Resolution on Executive Compensation

Resolution	Votes For	Votes Against
A non-binding advisory resolution approving the Company's approach to executive compensation	147,794,753 (97.18%)	4,283,394 (2.82%)

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2022/04/c4689.html

%CIK: 0001756607

For further information: Equinox Gold Contacts, Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 19:35e 04-MAY-22